Exhibit 99.1

Bitauto Announces Third Quarter 2018 Results

Third quarter non-GAAP net income increased 48.8% year-over-year

BEIJING, November 28, 2018 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 2018[1] .

Bitauto Third Quarter 2018 Highlights

•	Revenue in the third quarter of 2018 was RMB2.72 billion (US$396.7 million), a 25.9% increase from the corresponding period in 2017.

•	Gross profit in the third quarter of 2018 was RMB1.67 billion (US$243.3 million), a 12.2% increase from the corresponding period in 2017.

•	Income from operations in the third quarter of 2018 was RMB66.0 million (US$9.6 million), compared to a loss from operations of RMB433.3 million (US$63.1 million) in the corresponding period in 2017.

•	Non-GAAP income from operations in the third quarter of 2018 was RMB408.3 million (US$59.4 million), a 53.4% increase from the corresponding period in 2017.

•	Net loss in the third quarter of 2018 was RMB20.1 million (US$2.9 million), compared to a net loss of RMB510.2 million (US$74.3 million) in the corresponding period in 2017.

•	Non-GAAP net income in the third quarter of 2018 was RMB345.0 million (US$50.2 million), a 48.8% increase from the corresponding period in 2017.

•	Net loss attributable to Bitauto in the third quarter of 2018 was RMB26.7 million (US$3.9 million).

•	Non-GAAP net income attributable to Bitauto in the third quarter of 2018 was RMB265.8 million (US$38.7 million).

•	Basic and diluted net loss per ADS in the third quarter of 2018 was RMB0.44 (US$0.06) and RMB0.47 (US$0.07), respectively.

•	Non-GAAP basic and diluted net income per ADS in the third quarter of 2018 was RMB3.66 (US$0.53) and RMB3.36 (US$0.49), respectively.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “Despite weakening passenger vehicle sales in China since July, we were able to maintain healthy growth across our businesses in the third quarter of 2018 with total revenue increasing 25.9% year-over-year to RMB2.72 billion. In our advertising and subscription business, we achieved 7.7% year-over-year growth, with revenue reaching RMB1.06 billion. In particular, our core advertising and subscription business, which excludes contributions from subsidiaries in which we hold controlling interests, grew 14.9% year-over-year for the quarter. In our transaction services business, revenue saw steady growth of 39.6% year-over-year to RMB1.36 billion. In our digital marketing solutions business, revenue growth recovered in the third quarter, recording a 47.7% year-over-year increase to RMB305.0 million.”

“In Bitauto’s advertising business, our collaboration with key opinion leaders to provide customized content and services for automakers continued to gain traction. We will extend this initiative to a larger group of self-media and automakers as we explore its long-term potential as a growth driver. In our subscription business, we converted more members to premium service packages, and expanded our membership base as we roll out tailored services to China’s vast market of independent automobile dealers. In our transaction services business, Yixin posted resilient results amid industry-wide headwinds, facilitating approximately 123,000 financed automobile transactions in the third quarter. In October, Yixin’s accumulated financed automobile transactions reached one million, making it the first independent automobile finance platform in China to reach such a scale. In the third quarter, 24% of total financed automobile transactions were through third-party loan facilitation services, up from 19% in the previous quarter, and we expect this upward trend to continue.”

“Looking to the future, despite softer sales in passenger vehicles over the past few months, we are confident in the long-term growth of China’s automobile industry. In addition, against the backdrop of slower new car sales, we expect both the penetration rate of new car financing and used car sales to continue rising, a trend which will benefit Bitauto and Yixin. Looking ahead, we will remain dedicated to executing on our core business strategies. First, we will continue to enhance user stickiness and Bitauto’s brand value through more engaging content initiatives, especially targeting China’s younger population. We recently introduced major updates to our Bitauto App to further enhance user experience, attract traffic from younger users, and increase user stickiness through more compelling content and richer social features. Second, we will continue to develop new business areas with strong potential. For example, our advertising revenue from new energy automakers saw impressive growth, increasing nearly ten-fold in the third quarter compared to the same period last year. We also expanded our dealer network to cover over 19,000 independent dealers, through which we service more than 30,000 salespersons. Third, we will drive further synergies between Bitauto, Yixin, and other Bitauto ecosystem companies to create more diversified offerings and better serve consumers and business partners. As part of this, we will further enable crossover of user accounts and access to data resources across the Bitauto ecosystem including user profiles and automobile data generated through the entire automobile consumption cycle. With strong momentum and a market leading position, we are confident that we will continue to outgrow the overall auto media and transaction market, and achieve our goal of becoming China's top online auto media and transaction services platform.”

Mr. Ming Xu, chief financial officer of Bitauto said, "As Andy mentioned, our advertising and subscription business maintained healthy revenue growth in the third quarter, and we further improved its operating margin through more effective cost control measures. Yixin also maintained its revenue growth momentum, thanks to greater accumulated loan volume in its self-operated business as well as its rapidly expanding loan facilitation business, which is more scalable and has faster revenue recognition. We were also pleased to see significant revenue growth in our digital marketing solutions business, due to a larger customer base, higher customer spending and a broader range of services. Looking ahead, we are confident that our superior and ever-improving products and services as well as traffic scale will continue to win the trust of our automaker and dealer customers, and we remain committed to driving top-line and bottom-line growth and creating value for our shareholders.”

Adoption of New Revenue Guidance ASC 606

In May 2014, the FASB issued a new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers.” Bitauto has completed its assessment and noted the most significant impact is the change from presentation of value-added tax (“VAT”) on a gross basis to a net basis. Bitauto adopted the new revenue guidance starting from January 1, 2018 by applying the modified retrospective approach. Therefore, operating results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not restated and continue to be reported in accordance with the Company's historic accounting method under Topic 605.

To provide investors with a meaningful year-over-year comparison, Bitauto has provided a reconciliation table for the impact of adopting this new revenue guidance for the third quarter of 2018 and the corresponding period in 2017. Other than in the Company’s consolidated statements of operations, the operating results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

	For the Three Months Ended September 30, 2018
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,935,284	(210,691)	2,724,593
- Advertising and subscription business	1,135,678	(79,582)	1,056,096
- Transaction services business	1,462,557	(99,038)	1,363,519
- Digital marketing solutions business	337,049	(32,071)	304,978

Cost of revenue	(1,246,579)	193,276	(1,053,303)
Gross profit	1,688,705	(17,415)	1,671,290

Income from operations	66,030	-	66,030

Net loss	(20,121)	-	(20,121)

	For the Three Months Ended September 30, 2017
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,344,869	(181,238)	2,163,631
- Advertising and subscription business	1,072,012	(91,493)	980,519
- Transaction services business	1,053,991	(77,355)	976,636
- Digital marketing solutions business	218,866	(12,390)	206,476

Cost of revenue	(831,978)	158,420	(673,558)
Gross profit	1,512,891	(22,818)	1,490,073

Loss from operations	(433,286)	-	(433,286)

Net loss	(510,244)	-	(510,244)

Bitauto Third Quarter 2018 Results

Bitauto reported revenue of RMB2.72 billion (US$396.7 million) for the third quarter of 2018, representing a 25.9% increase from the corresponding period in 2017. The increase in revenue was attributable to the growth of the Company's transaction services business, digital marketing solutions business and advertising and subscription business.

•	Revenue from the advertising and subscription business for the third quarter of 2018 was RMB1.06 billion (US$153.8 million), representing a 7.7% increase from RMB980.5 million (US$142.8 million) in the corresponding period in 2017.

•	Revenue from the transaction services business for the third quarter of 2018 was RMB1.36 billion (US$198.5 million), representing a 39.6% increase from RMB976.6 million (US$142.2 million) in the corresponding period in 2017, mainly attributable to the revenue growth of loan facilitation services and self-operated financing business.

•	Revenue from the digital marketing solutions business for the third quarter of 2018 was RMB305.0 million (US$44.4 million), representing a 47.7% increase from RMB206.5 million (US$30.1 million) in the corresponding period in 2017.

Cost of revenue for the third quarter of 2018 was RMB1.05 billion (US$153.4 million), representing a year-over-year increase of 56.4% from the corresponding period in 2017. The increase was primarily due to increased funding costs related to the growth of transaction services. Cost of revenue as a percentage of revenue in the third quarter of 2018 was 38.7%, compared to 31.1% in the corresponding period in 2017.

Gross profit for the third quarter of 2018 was RMB1.67 billion (US$243.3 million), representing a 12.2% increase from the corresponding period in 2017.

Selling and administrative expenses were RMB1.52 billion (US$221.3 million) for the third quarter of 2018, representing a 15.0% decrease from the corresponding period in 2017. This decrease was primarily due to the decreases in share-based compensation, marketing expenses, which was offset by the increase in provision for credit losses of finance receivables.

Product development expenses were RMB154.6 million (US$22.5 million) for the third quarter of 2018, compared to RMB156.5 million (US$22.8 million) in the corresponding period in 2017.

Share-based compensation, which was allocated to related operating expense line items, was RMB173.1 million (US$25.2 million) in the third quarter of 2018, compared to RMB522.0 million (US$76.0 million) in the corresponding period in 2017, which was incurred as a result of the options granted by Yixin Group Limited (“Yixin”) (SEHK: 2858) to its employees in the third quarter of 2017.

Income from operations in the third quarter of 2018 was RMB66.0 million (US$9.6 million), compared to a loss from operations of RMB433.3 million (US$63.1 million) in the corresponding period in 2017.

Non-GAAP income from operations in the third quarter of 2018 was RMB408.3 million (US$59.4 million), a 53.4% increase from the corresponding period in 2017.

Income tax expense in the third quarter of 2018 was RMB69.2 million (US$10.1 million), compared to an income tax expense of RMB38.9 million (US$5.7 million) in the corresponding period in 2017. This increase was mainly attributable to the impact of increased income from operations in certain subsidiaries of the Company.

Net loss in the third quarter of 2018 was RMB20.1 million (US$2.9 million), compared to a net loss of RMB510.2 million (US$74.3 million) in the corresponding period in 2017. Net loss attributable to Bitauto in the third quarter of 2018 was RMB26.7 million (US$3.9 million). Basic and diluted net loss per ADS, each representing one ordinary share, in the third quarter of 2018 amounted to RMB0.44 (US$0.06) and RMB0.47 (US$0.07), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.1 million (US$1.0 million).

Non-GAAP net income in the third quarter of 2018 was RMB345.0 million (US$50.2 million), a 48.8% increase from the corresponding period in 2017. Non-GAAP net income attributable to Bitauto in the third quarter of 2018 was RMB265.8 million (US$38.7 million). Non-GAAP basic and diluted net income per ADS in the third quarter of 2018 amounted to RMB3.66 (US$0.53) and RMB3.36 (US$0.49), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.1 million (US$1.0 million).

As of September 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB8.98 billion (US$1.31 billion). Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in the third quarter of 2018 were RMB246.9 million (US$35.9 million), RMB2.15 billion (US$312.7 million), and RMB2.83 billion (US$412.4 million), respectively.

The number of employees totaled 7,739 as of September 30, 2018, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 7.64% year-over-year decrease, primarily due to the decreased headcount in Yixin, following its strategic de-emphasis of used automobile transaction facilitation services.

As of September 30, 2018, the Company had a total of 72,739,966 ordinary shares. Non-GAAP basic and diluted per ADS figures for the third quarter of 2018 were calculated using a weighted average of 70,897,859 and 77,433,787 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Third Quarter 2018 Highlights

In the third quarter of 2018, Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated approximately 123,000 financed automobile transactions, with the aggregate loan amount of approximately RMB9.8 billion, through its loan facilitation services and self-operated financing business. In particular, Yixin’s third-party loan facilitation transactions continued to gain momentum, contributing approximately 24% of the total financed automobile transaction volume in the third quarter, up from 19% in the previous quarter. In the third quarter of 2018, through its loan facilitation services for partner banks, Yixin facilitated approximately 30,000 financed automobile transactions, a year-over-year increase of approximately 300 times, and approximately RMB2.2 billion amount in auto financing.

In the third quarter of 2018, under U.S. GAAP, Yixin’s total revenues reached RMB1.38 billion (US$200.7 million); gross profit reached RMB610.5 million (US$88.9 million); net loss was RMB3.9 million (US$0.6 million) and Non-GAAP net income was RMB121.6 million (US$17.7 million). Yixin's Non-GAAP net income is calculated as net loss excluding share-based compensation of RMB89.9 million (US$13.1 million), amortization of intangible assets resulting from asset and business acquisitions of RMB35.7 million (US$5.2 million), and offset by tax effect of RMB0.04 million (US$0.01 million). In the third quarter of 2018, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The revenue that Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB4.1 million (US$0.6 million).

As of September 30, 2018, Yixin had cash and cash equivalents and restricted cash of RMB5.73 billion (US$834.9 million), total finance receivables of RMB38.00 billion (US$5.53 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB31.65 billion (US$4.61 billion).

As of September 30, 2018, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for Yixin’s self-operated financing business were 1.04% and 0.53% respectively; 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions including the third-party loan facilitations were 0.97% and 0.49% respectively.

Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables in the third quarter of 2018 was RMB130.6 million (US$19.0 million). The balance of provision for credit losses of finance receivables was RMB276.3 million (US$40.2 million) as of September 30, 2018.

Fourth Quarter 2018 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.92 billion (US$425.2 million) to RMB2.97 billion (US$432.4 million) in the fourth quarter of 2018, representing a 17.2% to 19.2% increase from the corresponding period in 2017.

This forecast reflects revenues net of VAT under the new revenue guidance ASC Topic 606, which has been adopted by Bitauto starting from January 1, 2018. If presented on gross basis, as consistent with in year 2017, forecasted revenues would be between RMB3.14 billion (US$457.6 million) to RMB3.20 billion (US$465.3 million) in the fourth quarter of 2018, representing a 16.8% to 18.8% increase from the corresponding period in 2017.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 7:00 AM on November 28, 2018 U.S. Eastern Time (8:00 PM on November 28, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	5695098

A replay of the conference call may be accessed by phone at the following number until December 6, 2018:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	5695098

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate as of September 28, 2018 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and promotional services to its business partners via Yixin’s online platform for automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin’s Non-GAAP net income as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the initial public offering of Yixin. Non-GAAP net income is defined as net loss excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the initial public offering of Yixin; (iv) share of amortization of equity investments' intangible assets not on their books; (v) investment loss associated with non-cash investment matters; (vi) impairment on equity investees; (vii) fair value adjustment of contingent considerations; (viii) amortization of the BCF discount on the convertible notes; and (ix) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin’s Non-GAAP net income is defined as net loss excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2017 *	September 30, 2018
	RMB	RMB

	(in thousands, except for share and per share data)

Revenue	2,344,869	2,724,593
Cost of revenue	(831,978)	(1,053,303)
Gross profit	1,512,891	1,671,290

Selling and administrative expenses	(1,787,348)	(1,519,880)
Product development expenses	(156,544)	(154,643)
Other (losses)/gains, net	(2,285)	69,263
(Loss)/Income from operations	(433,286)	66,030

Interest income	22,105	38,202
Interest expense	(17,483)	(24,819)
Share of results of equity investees	(11,117)	(30,304)
Investment loss	(31,612)	-
(Loss)/Profit before tax	(471,393)	49,109

Income tax expense	(38,851)	(69,230)
Net loss	(510,244)	(20,121)

Net income/(loss) attributable to noncontrolling interests	2,963	(458)
Accretion to redeemable noncontrolling interests	105,757	7,072
Net loss attributable to Bitauto Holdings Limited	(618,964)	(26,735)

Non-GAAP financial data
Non-GAAP net income	231,839	344,973
Non-GAAP net income attributable to noncontrolling interests	5,450	72,097
Accretion to redeemable noncontrolling interests	105,757	7,072
Non-GAAP net income attributable to Bitauto Holdings Limited	120,632	265,804

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	September 30, 2017	September 30, 2018
	RMB	RMB

(Loss)/Income from operations	(433,286)	66,030
Share-based compensation	522,014	173,133
Amortization of intangible assets resulting from asset and business acquisitions	169,114	169,118
Professional expenses incurred for the initial public offering of Yixin	8,357	-
Non-GAAP income from operations	266,199	408,281

Net loss	(510,244)	(20,121)
Share-based compensation	522,014	173,133
Amortization of intangible assets resulting from asset and business acquisitions	169,114	169,118
Professional expenses incurred for the initial public offering of Yixin	8,357	-
Share of amortization of equity investments' intangible assets not on their books	27	-
Investment loss associated with non-cash investment matters	31,987	-
Impairment on equity investees	-	17,589
Fair value adjustment of contingent considerations	3,114	-
Amortization of the BCF discount on the convertible notes	8,528	7,810
Tax effect of Non-GAAP line items	(1,058)	(2,556)
Non-GAAP net income	231,839	344,973

Non-GAAP net income per ADS
Basic	1.70	3.66
Diluted	1.56	3.36

*The operating results for the third quarter of 2017 are not restated and are presented on a gross basis under Topic 605, while those for the third quarter of 2018 are presented on a net basis under Topic 606.

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2017	September 30, 2018
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	9,555,027	5,280,490
Restricted cash	811,596	1,949,477
Accounts receivable, net	2,854,410	3,658,503
Uncollateralized finance receivables - current portion, net	2,963,926	4,847,677
Collateralized finance receivables - current portion, net	10,289,972	13,571,100
Other current assets	1,642,438	2,251,545
	28,117,369	31,558,792
Non-current assets
Restricted cash	672,736	1,754,196
Investments in equity investees	1,184,196	1,824,450
Investment in convertible notes	-	1,793,641
Property, plant and equipment, net	1,296,196	708,662
Intangible assets, net	1,726,321	1,167,851
Uncollateralized finance receivables - non-current portion, net	4,181,627	6,883,109
Collateralized finance receivables - non-current portion, net	12,356,080	12,582,255
Other non-current assets	1,981,207	2,275,105
	23,398,363	28,989,269

Total assets	51,515,732	60,548,061

Liabilities
Current liabilities
Short term borrowings	11,243,614	12,421,135
Asset-backed securitization debt	6,165,429	9,352,579
Accounts payable	2,176,627	2,384,050
Other current liabilities	3,113,569	3,225,792
	22,699,239	27,383,556
Non-current liabilities
Long term borrowings	5,074,273	6,184,650
Asset-backed securitization debt	2,611,821	4,127,661
Other non-current liabilities	892,728	2,459,690
	8,578,822	12,772,001

Total liabilities	31,278,061	40,155,557

Redeemable noncontrolling interests	301,953	352,938

Total equity	19,935,718	20,039,566

Total liabilities, redeemable noncontrolling interests and equity	51,515,732	60,548,061